June 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Jim B. Rosenberg and Sasha S. Parikh

Re:	Dendreon Corporation

Form 10-K for the Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Filed May 2, 2011

(File No. 0-30681)

Ladies and Gentlemen:

Reference is made to the letter dated May 27, 2011 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2010 (the “Annual Report”) and the Form 10-Q for the Quarter Ended March 31, 2011 (the “Quarterly Report”) filed by Dendreon Corporation (the “Company”) with the Commission on the dates set forth above. We have considered these comments and have the responses set forth below. For ease of reference, the Staff’s comments precede each response below.

Form 10-K for the Year Ended December 31, 2010

Product Candidates in Research and Development, Page 7

1.	Please provide us proposed revised disclosure to be included in future periodic reports that provides the following information for each of your research and development projects listed under this heading as well as for your development of PROVENGE in the US and in Europe:

•

The costs incurred during each period presented and to date. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

•	The nature of efforts and steps necessary to complete the project.

•	The risks and uncertainties associated with completing development.

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

U.S. Securities and Exchange Commission

June 23, 2011

Response: Through 2010, as discussed in our MD&A in the Overview section, the principle focus of our business has historically been on research and development and most recently preparation for the commercial launch of PROVENGE. As a result, the significant majority of our historical research and development expense has been in connection with PROVENGE. We will clarify that fact in our future filings and provide costs incurred for other significant projects. We will also include additional disclosure in our future periodic reports detailing the nature of efforts as development of specific projects warrants, the risks and uncertainties associated with completing development if determinable on a project by project basis and the extent and nature of additional resources that may need to be obtained. We propose to include additional disclosure in our MD&A discussion for future filings as provided below:

We devote significant resources to our research and development programs directed at discovering new products. Our current product candidates and potential targets for the focus of new product candidates in research and development include:

•

DN24-02, our investigational active immunotherapy for the treatment of patients with bladder, breast, ovarian and other solid tumors expressing HER2/neu. In December 2010, we filed an Investigational New Drug application with the U.S. Food and Drug Administration (“FDA”) for DN24-02 for the treatment of urothelial carcinoma, including bladder cancer, following surgical resection. The randomized Phase 2 study will evaluate the safety and efficacy of DN24-02 in patients with HER2+ invasive transitional cell carcinoma of the bladder following cystectomy. The primary endpoint is to evaluate overall survival. Targeted enrollment is approximately 180 patients at clinical sites throughout the U.S.

•	Carbonic anhydrase 9 (“CA-9”) and carcinoembryonic antigen (“CEA”), antigen targets for the study of potential active cellular immunotherapies, currently both in preclinical development.

•

TRPM8 (Transient Receptor Potential, sub-family M), a target for manipulation by small molecule drug therapy. We are developing an orally-available small molecule targeting TRPM8 that could be applicable to multiple types of cancer in advanced cancer patients. In 2009, we commenced our Phase 1 clinical trial to evaluate TRPM8 and the trial is ongoing.

For the years ended December 31, 2010, 2009 and 2008, research and development costs associated with DN24-02 were approximately $1.2 million, $0.2 million and $0.6 million, respectively, and research and development costs associated with TRPM8 were approximately $1.5 million, $2.5 million and $3.1 million, respectively. Research and development costs incurred related to CA-9 and CEA were immaterial for each period presented.

The significant majority of our historical research and development expense has been in connection with PROVENGE in the United States (“U.S.”). For the years ended December 31, 2010, 2009 and 2008, research and development costs associated with PROVENGE in the U.S. were approximately $72.3 million, $58.9 million and $46.4 million, respectively. Beginning in 2011, we expect to commence work in connection with our intention to seek approval of PROVENGE for marketing in the European Union (“E.U.”).

U.S. Securities and Exchange Commission

June 23, 2011

The nature and efforts required to complete a prospective research and development project are typically indeterminable at very early stages when research is primarily conceptual and may have multiple applications. Once a focus towards developing a specific product candidate has been developed, we obtain more visibility into the efforts that may be required to reach conclusion of the development phase. However, there are inherent risks and uncertainties in developing novel biologics in a rapidly changing industry environment. To obtain approval of a product candidate from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate. In most cases, this entails extensive laboratory tests and preclinical and clinical trials. The collection of this data, as well as the preparation of applications for review by the FDA and other regulatory authorities outside the U.S. are costly in time and effort, and may require significant capital investment.

We may encounter significant difficulties or costs in our efforts to obtain FDA approvals or approvals to market products in non-U.S. markets. For example, the FDA or the equivalent in jurisdictions outside the U.S. may determine our data is not sufficiently compelling to warrant marketing approval, may require we engage in additional clinical trials, or provide further analysis which may be costly and time-consuming. Regardless of the nature of our efforts to complete development of our products and receive marketing approval, we may encounter delays that render our product candidates uncompetitive or otherwise preclude us from marketing products.

We may be required to obtain additional funding to complete development of product candidates or in order to commercialize approved products. However such funding may not be available to us on terms we deem acceptable or at all. Our ability to access additional capital is dependent on the success of our business and the perception by the market of our future business prospects. In the event we were unable to obtain necessary funding, we might halt or temporarily delay ongoing development projects.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Selling, General and Administrative Expenses, Page 47

2.	You disclose that you incurred $105 million of expenses related to pre-operational costs and ongoing expenses related to your three facilities. Please provide the following information to us:

•	A breakdown of the $105 million expenses by facility and by the nature of expense;

U.S. Securities and Exchange Commission

June 23, 2011

•	Clarify why the New Jersey facility was not commercially operational; and

•	Regarding validation costs incurred, explain the nature of these costs and your accounting policy.

Response: Each of our facilities requires approval by the FDA prior to the manufacture of PROVENGE (for clinical or commercial manufacture), and accordingly are not operational until such approval. During 2010, we supported the commercial sale of PROVENGE from the available (FDA approved) capacity at our New Jersey Facility. On March 10, 2011, the FDA approved the remainder of the New Jersey Facility for the commercial manufacture of PROVENGE.

The $105 million of expenses related to pre-operational costs at the facilities includes costs incurred at our New Jersey Facility of approximately $33 million, at our Orange County facility of approximately $17 million, at our Atlanta facility of approximately $14 million, and start-up costs incurred at headquarters in relation to these facilities of approximately $41 million to support the manufacturing launch of PROVENGE. The costs incurred included facilities-related expenditures prior to FDA approval, administrative costs associated with training personnel and on boarding a workforce to operate the facility immediately upon FDA approval, as well as the cost of outside consultants and other administrative expenses. We will continue to incur these costs in relation to our Orange County and Atlanta facilities until we receive FDA approval for these facilities, which is anticipated mid-year 2011. Start-up costs incurred outside of the facilities include costs related to the transfer of technology and training at the facilities. These expenses represent start-up costs and are expensed as incurred in accordance with ASC 720-15-25 as selling, general and administrative expenses. Upon FDA approval of each facility, all costs incurred in support of the generation of product and related product revenue are recorded as cost of revenue.

An approximation of these expenses by nature of expense related to each location is as follows:

	Year Ended December 31, 2010
(in millions)	New Jersey	Orange County	Atlanta	Corporate	Total
Nature of expense:
Personnel, facilities and other	$30.4	$14.4	$10.8	$31.5	$87.1
Consulting	0.3	0.6	0.3	6.6	7.8
Raw materials and lab supplies	2.0	2.4	2.7	2.8	9.9

Total expenses	$32.7	$17.4	$13.8	$40.9	$104.8

In order to receive FDA approval for the commercial manufacture of PROVENGE at our manufacturing facilities, we are required to have the facility validated. Validation of the facility is required in order to meet the applicable current good manufacturing practices (“cGMP”) regulations and other requirements of the FDA. Under the cGMP regulations, validation includes analytical method, equipment and facility, cleaning, and process validation. Validation is also

U.S. Securities and Exchange Commission

June 23, 2011

performed on certain computer systems that are used to control manufacturing processes and the tracking of information related to raw materials, environmental monitoring samples, quality controls, test samples, and the inventory standard and controls. In addition, throughout the construction process, the building must undergo commissioning, the process by which the operating systems are tested and adjusted prior to occupancy. The majority of the validation work at our facilities was performed by third parties.

In accordance with ASC 360-10-30, we capitalize costs incurred related to the validation and commissioning of the facilities, as these activities are required to ready the assets for their intended use. These costs are included in construction in progress and reclassified to the appropriate fixed asset classifications and depreciated accordingly when the related assets are deemed ready for their intended use and placed in service.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, Page F-7

3.	Please address the following comments related to your product sale revenue recognition for your recently approved product, PROVENGE:

•

Please provide us an accounting analysis supporting recognizing revenue upon confirmed delivery to and issuance of the product release form to the physician site. In addition, explain to us how delivery is confirmed, the timing of confirmed delivery versus actual delivery, the significance of a product release form and the timing of issuance of the product release form versus actual delivery and confirmed delivery.

•	Tell us how you record product that you have shipped but not delivered to a physician (i.e. not recognized as revenue). Provide us an accounting analysis supporting your accounting treatment.

•

Tell us how crediting actual product returns against revenue in the month they are incurred complies with ASC 605-15-25, which requires that revenue reflect an estimate of product returns. In addition, tell us your return policy and how you were able to make reasonable estimates of product returns when you characterize your product as novel and first-in-class.

•

Please provide us proposed revised disclosure to be included in future periodic reports that discusses the risks associated with a product with a “limited usable life.” In your disclosure please clarify whether this limited shelf-life is

U.S. Securities and Exchange Commission

June 23, 2011

associated only with your finished goods or whether it also applies to portions of your raw materials inventory and specifically disclose the product’s shelf-life. Please elaborate on how you assess inventory for excess or obsolete impairment issue.

•	Given your disclosure regarding potential Medicare reimbursement, please explain to us why your revenue recognition policy only discusses chargebacks and not rebates and discounts.

•

Please demonstrate to us how your selling price is fixed or determinable, as required by SAB 13:A1, in light of this novel, first-in-class therapy being your first commercialized product and the various rebates, chargebacks and discounts you anticipate granting and product returns you expect to receive.

•	Please provide us proposed disclosure to be included in MD&A in future periodic reports that discloses the following:

•

The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

•

The factors that you consider in estimating each accrual such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

•

Both quantitative and qualitative information considered in the previous bullet point and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).

•	A roll forward of the accrual for each estimate period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

U.S. Securities and Exchange Commission

June 23, 2011

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

•

In results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response: Please refer to our bulleted responses below, which correspond to your comments above:

•

We acknowledge your request for an accounting analysis supporting recognizing revenue upon confirmed delivery to and issuance of the product release form to the physician site, which is included in the response below. In addition, our response explains how delivery is confirmed, the timing of confirmed delivery versus actual delivery, the significance of a product release form and the timing of issuance of the product release form versus actual delivery and confirmed delivery.

PROVENGE is a “patient-specific” medicine, as it is made from a patient’s own individual cells. As discussed in the Business section of our Form 10-K, the manufacturing process for PROVENGE involves two key elements: the antigen in the Antigen Delivery Cassette technology and antigen-presenting cells. To obtain antigen-presenting cells, we acquire white blood cells removed from a patient via a standard blood collection process called leukapheresis. We transport the cells to the manufacturing facility via professional courier service. The cells are further processed and incubated with the required concentration of the antigen under controlled conditions. We subject each dose to quality control testing, including identity, purity, potency, initial sterility results and other safety testing. Our process requires less than three days from cell collection to the administration of the product to the patient.

We ship the product upon completion of manufacturing directly to the health care provider (“Provider”). We receive confirmation of product delivery from the courier in the form of a “Proof of Delivery”, which is signed by the Provider. The delivery of the product to the Provider is also the point at which title passes to our third party wholesaler (“Wholesaler”) who then serves as the seller of record to the Provider. Confirmed delivery therefore occurs after actual physical delivery, as the Provider must sign the “Proof of Delivery” form.

Due to the limited usable life of the manufactured product of only 18 hours, the final step in our quality assurance process occurs while the finished product is in-transit to the Provider. The evidence of our quality approval is documented in the “product release form” which is issued electronically to the Provider by our Quality Assurance department while the product is in-transit. PROVENGE cannot be infused without receipt of the product release form. The product release form either approves the product for patient infusion or rejects the product.

U.S. Securities and Exchange Commission

June 23, 2011

As stated in our revenue recognition policy, we recognize revenue from sales of PROVENGE upon our confirmed product delivery to and issuance of the product release form to the Provider. We meet the criteria at ASC 605-10-S99 for revenue to be considered realized or realizable and earned as follows:

1.	Persuasive evidence of an arrangement exists: We have executed a contractual agreement with a Wholesaler that specifies price and terms.

2.	Delivery has occurred or services have been rendered: We receive confirmation of product delivery to and issuance of the product release form to the Provider. At this point, title transfers to the Wholesaler and the product has been approved for patient infusion.

3.	The seller’s price to the buyer is fixed or determinable: Our selling price is specified in the agreement with the Wholesaler. Refer below for additional information in our response to your request that we demonstrate how our selling price is fixed or determinable.

4.	Collectability is reasonable assured: The Wholesaler is contractually obligated to pay us for deliveries of PROVENGE to the Provider. Further, the Wholesaler’s ability to pay has been established.

Based on the above criteria, we consider revenue from sales of PROVENGE to be realized or realizable and earned upon our confirmed product delivery to and issuance of the product release form to the Provider.

•

We acknowledge your request for information regarding how we record product that we have shipped but not delivered to a physician (i.e. not recognized as revenue), which is provided in the response below.

Product that we have shipped but not delivered to the Provider and/or the product release form has not been completed is accounted for as finished goods inventory on our financial statements. We have approximately 18 hours from the completion of the manufacturing process of the product for the finished product to be infused into the patient. As of December 31, 2010 we had no finished goods inventory.

•

We acknowledge your comment requesting clarification on how crediting actual product returns against revenue in the month they are incurred complies with ASC 605-15-25, which requires that revenue reflect an estimate of product returns. Please refer to our response below, which also includes information on our return policy and how we are able to make reasonable estimates of product returns when we characterize our product as novel and first-in-class.

U.S. Securities and Exchange Commission

June 23, 2011

As discussed above, because revenue is not recognized until we have obtained proof of delivery and the product release form has been issued to the Provider, product returns are limited to those instances in which the Provider receives the product but does not infuse the product prior to expiry, either due to timing or the failure of the product to meet quality specifications. As disclosed in our Form 10-K, revenue from the sale of PROVENGE is recorded net of product returns. Due to the limited usable life of PROVENGE of approximately 18 hours from the completion of the manufacturing process to patient infusion, actual return information is known and credited against sales in the month incurred. Until the volume of our product sales grows significantly, we believe that actual product return information will be available prior to the reporting of our financial results. We will however continue to monitor the timeliness of product return information and assess whether an estimate of product returns may be necessary in the future.

Under the terms of our agreement with the Wholesaler, we specify our return policy which includes product that has expired or is defective prior to delivery, product that expires prior to infusion, product that arrives with noticeable defects and product that cannot be infused because it does not otherwise meet specified requirements. We also specify product that is not returnable includes product damaged following delivery, product transferred from one site of care to another outside of the original packaging and product tampering.

•

We acknowledge your comment to provide proposed revised disclosure to be included in future periodic reports that discusses the risks associated with a product with a “limited usable life.” Please refer below for an explanation of why we do not believe disclosure of the risks associated with the limited usable life of our product is necessary, clarification of the limited shelf-life, which only relates to our finished goods, and additional information regarding the usable life of our raw materials. We have also provided additional information below which elaborates on how we assess inventory for excess or obsolete impairment issues.

As noted above, the product must be delivered to the physician’s office and infused into the patient during the 18-hour window after manufacturing is completed. Accordingly, the quantity of finished goods on hand at any reporting period is known and any loss associated with our product inventory is reported in the month incurred. In our risk factors we discuss the complex nature of our manufacturing process, and reliance on vendors for transportation. The limited shelf-life is associated only with our manufactured product and is not applicable to our raw materials inventory.

At each reporting period, we assess our inventory for impairment which includes a review of inventory items for expiration, physical deterioration, obsolescence or other potential indicators of impairment. In addition, for our raw material antigen inventory, which represents the majority of our inventory value and has a useful life of approximately 4 years, we perform an additional analysis to ensure we do not have excess supply and therefore risk of expiry.

U.S. Securities and Exchange Commission

June 23, 2011

•

We acknowledge your comment regarding our disclosure on potential Medicare reimbursement, and why our revenue recognition policy only discusses chargebacks and not rebates and discounts. Please refer to our response below:

We provide various required discounts via rebates and/or chargebacks pursuant to mandatory federal and state government programs:

Rebates and Chargebacks

Effective August 2010, we entered into the Medicaid Drug Rebate Agreement with the Centers for Medicare and Medicaid Services (“CMS”) to provide PROVENGE to eligible patients at the statutory minimum discount. Under the Medicaid program, the state pays the Provider and then forwards a rebate request to us for sales of PROVENGE for eligible patients.

Effective December 2010, we entered into agreement with the Health Resources and Services Administration (“HRSA”) Office of Pharmacy Affairs (“OPA”) Public Health Service (“PHS”) program to provide PROVENGE to PHS-eligible Providers. Validated PHS-eligible entities receive the statutory minimum discount for eligible sales of PROVENGE, and we incur a chargeback from the Wholesaler.

Effective May 2011, we entered into agreement with the Department of Veterans Affairs, Office of Acquisition and Logistics for Federal Supply Schedule (“FSS”) customers, including the Department of Veteran Affairs (“VA”) and the Department of Defense (“DOD”), to provide PROVENGE to eligible patients at the statutory minimum discount. For eligible VA patients, the Provider receives the statutory minimum discount and we incur a chargeback from the Wholesaler. For eligible DOD patients, the DOD pays the Provider and then forwards a rebate request to us.

Discounts

Outside of the mandatory programs discussed above, we presently do not offer any other product price concessions or discounts.

As disclosed in our filings, for the year ended December 31, 2010, we did not have any healthcare provider contractual chargebacks related to our PHS program, and for the quarter ended March 31, 2011, we recorded estimated healthcare provider contractual chargebacks of $0.4 million. Estimates for healthcare provider contractual chargebacks are expected to closely approximate actual results as this information is generally known at the time of revenue recognition.

In future filings, we will include disclosure of our accounting policy for estimating rebates and chargebacks related to these government programs in our revenue recognition policy, as further discussed below.

•

We acknowledge your request for us to demonstrate how our selling price is fixed or determinable, as required by SAB 13:A1, in light of our novel, first-in-class therapy being our first commercialized product and the various rebates, chargebacks and discounts we anticipate granting and product returns we expect to receive. Please refer to our response below:

Our selling price is fixed and determinable, as outlined in our agreement with the Wholesaler. Within this agreement, we have specified product pricing for those mandatory federal and state government programs that require discounts as discussed above, however under these mandated programs our actual selling price is not affected. Due to the limited volume with these programs, the discounts are known and accrued for at the point of the product sale. In addition, as discussed above, product return information is also known and credited against sales in the month incurred. Therefore, while our product is novel, by its nature we are able to reasonably estimate applicable rebates and chargebacks in the same period the revenue is recognized.

The guidance at ASC 605-10-S99 (SAB 13:A1) refers to SOP 97-2 which defines a “fixed fee” as a “fee required to be paid at a set amount that is not subject to refund or adjustment.” We do not presently offer any price concessions or pricing discounts, except for as specified by these government programs for which we can estimate these chargebacks and rebates in the period the revenue in recognized and therefore our selling price is fixed and determinable.

U.S. Securities and Exchange Commission

June 23, 2011

•	We acknowledge your comment to provide proposed disclosure to be included in our MD&A in future periodic reports that discloses the following:

•

The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what we used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

•

The factors that you consider in estimating each accrual such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

•

Both quantitative and qualitative information considered in the previous bullet point and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).

•	A roll forward of the accrual for each estimate period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

•

In results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in our estimates of these items had on our revenues and operations.

U.S. Securities and Exchange Commission

June 23, 2011

We will include the following additional disclosure in our MD&A in our Critical Accounting Policies and Estimates – Revenue Recognition section in future filings:

Our product is subject to certain required pricing discounts via rebates and/or chargebacks pursuant to mandatory federal and state government programs, and accordingly our revenue recognition requires estimates of rebates and chargebacks. We have agreements with the Centers for Medicare and Medicaid Services (“CMS”) which provides for a rebate on sales to eligible Medicaid patients, Public Health Service (“PHS”) which provides for a chargeback on sales to PHS-eligible Providers, and Federal Supply Schedule (“FSS”) customers, including the Department of Veteran Affairs and the Department of Defense, which provides for a chargeback or rebate on sales to eligible patients.

Estimated rebates payable under government programs, including Medicaid, are recognized in the same period that the related revenue is recognized, resulting in a reduction in product sales revenue, and are classified as other accrued liabilities until paid. Our estimate of rebates payable is based on information we gather related to the customer (Provider) as well as health insurance information relative to the patient being treated. Information about the Provider and patient being treated is sufficient to develop our estimate at this time. As our Provider base expands, we will incorporate information regarding our historical claim patterns and trends in establishing our estimates. Since we expect a significant delay between product sale and the processing and payment of the Medicaid rebates, we will evaluate our estimates regularly, and adjust our estimates as necessary.

Estimates of healthcare provider contractual chargebacks, under our agreement with PHS, and rebates and chargebacks offered to FSS customers are recognized in the same period that the related revenue is recognized, resulting in a reduction in product sales revenue, and are classified as other accrued liabilities until paid. Estimates for these chargebacks and rebates are expected to closely approximate actual results as this information is generally known at the time of revenue recognition.

In addition, we will include additional disclosure regarding our estimates in future periodic reports, as considered material or relevant, including:

•	A rollforward of our estimates for each period presented.

•	Information regarding the sensitivity of our estimates and the effect that could result from using other reasonably likely assumptions, once our estimates are material.

•	Other factors considered in estimating our accruals, once our estimates are material.

•	The source of information used in our estimates and the extent the information is from external sources.

•

In our MD&A – Results of Operations – Revenue section, we will disclose if there are material differences the amount and reason for fluctuations in our rebate, chargeback and discount estimates, including the effect that changes in our estimates had on our revenue and operations.

U.S. Securities and Exchange Commission

June 23, 2011

4. Inventory, Page F-14

4.	Please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of PROVENGE-related inventory costs that were charged to research and development expense prior to when you began capitalizing these costs and the amount of any reduced-cost inventory on hand at the reporting date. In addition, please provide us proposed revised MD&A disclosure that discloses the impact on the cost of revenues and related gross margin of this reduced-cost inventory sold during each period presented.

Response: We acknowledge your comment and will include additional disclosure in our future periodic reports that provides the amount of PROVENGE-related inventory costs that were charged to research and development expense prior to when we began capitalizing these costs and the amount of reduced-cost inventory on hand at each reporting date. We propose the following additional disclosure to be included in our MD&A, in the Cost of Revenue section:

We began capitalizing raw material inventory in mid-April 2009, in anticipation of the potential approval for marketing of PROVENGE in the first half of 2010. At this time, our expectation of future benefits became sufficiently high to justify capitalization of these costs, as regulatory approval for the product was considered probable and the related costs were expected to be recoverable through the commercialization of the product. Costs incurred prior to mid-April 2009 were recorded as research and development expense in our statement of operations. As of April 2009, we had approximately $26.4 million in inventory, based on our current standard cost, which was previously expensed and can be used for the commercial and clinical manufacture of PROVENGE, training or additional research and development efforts.

As of December 31, 2010, approximately $22.3 million of our reduced-cost inventory remained on hand. We estimate the remaining balance of reduced-cost inventory will be used in research and commercial operations by 2012. As a result, cost of revenue reflects, and will continue to reflect a lower average per unit cost of materials.

9. Convertible Senior Subordinated Notes, Page F-19

5.	In a risk factor on page 23, you indicate that your 2014 Notes and your 2016 Notes issued in 2011 may be settled in cash. In your March 31, 2011 Form 10-Q you disclose that you accounted for the debt and equity components of your 2016 Notes separately, apparently as a cash conversion feature pursuant ASC 470-20-15. However, you do not appear to disclose any cash conversion feature for your 2014 Notes. Please explain to us why you identify your 2014 Notes as potentially having a cash conversion feature in a risk factor, but do not appear to describe or account for such a feature in your financial statements. To the extent your 2014 Notes may be settled or partially settled in cash upon conversion, please explain to us how your accounting complies with GAAP.

U.S. Securities and Exchange Commission

June 23, 2011

Response: We acknowledge your comment requesting further information and clarity on the accounting for our 2014 Notes, which is provided below. We also propose to revise the language in risk factors included in future periodic reports, also as discussed below.

Upon conversion of our 2014 Notes, we will not issue fractional shares of common stock, and will pay the amount in cash for the current market value of the fractional share.

In accordance with ASC 470-20-15-5, the cash conversion subsections of ASC 470-20 do not apply to:

•

“A convertible debt instrument that requires an issuer’s obligation to provide consideration for a fractional share upon conversion to be settled in cash but that does not otherwise require or permit settlement in cash (or other assets) upon conversion.”

Therefore, the provision in our 2014 Notes requiring the payment of cash for fractional shares is excluded from the accounting requirements of the cash conversion subsections of ASC 470-20.

We have reviewed the language of our risk factor regarding this matter. We propose to revise the risk factor language in future periodic reports to remove reference to the 2014 Notes as the cash conversion subsections to not apply to these notes. The revised risk factor title will be “The accounting method for convertible debt securities that may be settled in cash, such as the 2016 Notes, could have a material effect on our net loss, net working capital or other financial results.”

Form 10-Q for the Quarter-Ended March 31, 2011

Notes to Consolidated Financial Statements

8. Convertible Notes, Page 14

6.	On page 15, you disclose that you identified embedded derivatives associated with your 2016 Notes that you are not accounting for separately because they “meet certain criteria.” Please explain to us the embedded derivative you identified and why you have not bifurcated these derivatives. In your response, please explain to us why you have not accounted for the embedded conversion feature separately as a derivative, noting that ASC 470-20-15-4 requires that an assessment of the embedded conversion feature must be performed prior to applying the cash conversion guidance. Please reference for us the authoritative literature you rely upon to support your accounting.

Response: We acknowledge your comment requesting further information on the accounting for our 2016 Notes (the “Notes”), specifically related to the other embedded derivatives we identified in our Notes and the embedded conversion feature, which is provided below.

U.S. Securities and Exchange Commission

June 23, 2011

Based on the criteria set forth under ASC 815-15, there are additional embedded derivative features contained in the Notes other than the embedded conversion option. In accordance with ASC 815-15-55-76A, we applied the guidance on accounting for embedded derivatives to a convertible debt instrument within the scope of the Cash Conversion subsections, by first identifying embedded features other than the embedded conversion option that must be evaluated under ASC 815-15, and second applying the guidance in ASC 815-15 to determine whether any of the embedded features identified in the first step must be separately accounted for as derivative instruments.

The key features of the Notes include the following, as detailed in the First Supplement Indenture, dated as of January 20, 2011, between Dendreon Corporation and The Bank of New York Mellon Trust Company, N.A., filed with the SEC on January 20, 2011 (the “Indenture”):

•

Holder Put Right on Fundamental Change (Article 3): The Notes are subject to repurchase by us at the option of the holders following a fundamental change, in cash at a price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. A fundamental change is defined in the Indenture as a change of control or a termination of trading of our common stock.

In accordance with ASC 815-15-25-1, it is necessary to separate the embedded derivative from the debt host and account for it separately as a derivative, if it meets three criteria, one being that “the embedded derivative is not clearly and closely related to the debt host.” Based on our accounting analysis of ASC 815-15-25-40-42 and ASC 815-15-25-26, we determined that the Holder’s put right in the event of a fundamental change is considered clearly and closely related to the debt host, and therefore should not be separately accounted for as a derivative.

•

Holder Put Right Upon an Event of Default (Article 6): If an event of default occurs, as defined in the Indenture, and continues, the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare 100% of the principal and accrued and unpaid interest on the outstanding Notes to be due and payable. In case of certain events of bankruptcy or insolvency involving us, 100% of the principal and accrued and unpaid interest on the Notes will automatically become due and payable.

Based on the same accounting analysis as the provision above at of ASC 815-15-25-40-42 and ASC 815-15-25-26, we determined that the Holder’s put right in this arrangement is considered clearly and closely related to the debt host, and therefore should not be separately accounted for as a derivative.

•

Additional Interest Payment for Certain Reporting Defaults (Article 6): If we so elect, the sole remedy of holders for an event of default relating to the failure to comply with the reporting obligations in the Indenture will consist exclusively of the right to receive additional interest at an annual rate equal to 1% of the principal amount of Notes outstanding for the first 180 days after the occurrence of such event of default.

U.S. Securities and Exchange Commission

June 23, 2011

The additional interest payments are not considered clearly and closely related to the debt host, as failure to timely file with the SEC is not an underlying that is considered clearly and closely related to the debt instrument’s underlyings which include interest rate risk and credit risk. Therefore this embedded derivative would require bifurcation. As the maximum penalty related to this provision, determined by multiplying the maximum increase in additional interest by the total debt value, is $3.1 million, which coupled with our history of compliance with SEC filings and the fact that this additional interest to cure the timely filing event of default is an election that is held by the Company, we concluded that the fair value of this embedded derivative is de minimus.

Based on our accounting analysis, we determined that none of the key embedded features above associated with our Notes will be accounted for separately as derivative instruments.

Upon determining that there were no other embedded features that required bifurcation under ASC 815-15, we then evaluated the conversion option as a potential embedded derivative.

In accordance with ASC 815-15-25-1, it is necessary to separate the conversion option from the debt host and account for it separately as a derivative, if the conversion option meets all of the following criteria:

1.	The conversion option is not clearly and closely related to the debt host.

•

As per ASC 815-15-25-51 (Convertible Debt), “the changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related.” Therefore the conversion option meets this criterion.

2.	The convertible debt is not re-measured at fair value with changes reported in earnings as they occur.

•

Our accounting for the convertible debt (as per ASC 470-20-15) will not be to re-measure the liability at fair value each period, with changes in fair value reported in earnings as they occur. Therefore the conversion option meets this criterion.

3.	A separate instrument with the same terms as the conversion option would be a derivative instrument.

•	As per ASC 815-10-15-83, a derivative instrument has the following characteristics:

i.	The contract has one or more underlyings and one or more notional or payment provisions, which determine the amount of the settlements.

•

The conversion option has our stock price as an underlying, a notional amount (conversion price) and has several different payment provisions, which determine the amount of the settlement. Therefore the conversion option meets this criterion.

ii.	No initial net investment or less initial net investment than would be required for other types of similar contracts.

U.S. Securities and Exchange Commission

June 23, 2011

•

There was no initial net investment. The notes were purchased with an embedded conversion feature, but no additional value was paid for this feature. Therefore the conversion option meets this criterion.

iii.	Allows for net settlement, or provides for the delivery of an asset that puts the recipient in a position not substantially different from net settlement.

•	The conversion option puts the holder in a position that is not substantially different from net settlement as our stock is publicly traded. Therefore the conversion option meets this criterion.

Since the conversion option met all of the above criteria, we considered the guidance at ASC 815-10-15-74 which provides a scope exclusion for a contract to not be considered a derivative instrument if it is both:

1.	Indexed to its own stock; and
2.	Classified in stockholders’ equity.

As per ASC 815-40-15-7, “an entity shall evaluate whether an equity-linked financial instrument (or embedded feature)…is considered indexed to its own stock within the meaning of this Subtopic and paragraph 815-10-15-74(a) using the following two-step approach:

1.	Evaluate the instrument’s contingent exercise provisions, if any.
2.	Evaluate the instrument’s settlement provisions.

As per ASC 815-40-15-7A, “an exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following:

a.	An observable market, other than the market for the issuer’s stock.

•	No contingent exercise provisions were identified in our review of the Indenture that are based on an observable market other than the market for our stock.

b.	An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations.

•	No contingent exercise provisions were identified in our review of the Indenture that are based on an observable index.

The Notes are convertible at any time at the option of the holder. We noted no contingent exercise provisions related to our Notes, and therefore proceeded to Step 2.

As per ASC 815-40-15-7C-D, “an instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

U.S. Securities and Exchange Commission

June 23, 2011

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity shall be considered indexed to the entity’s own stock. An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.”

Although our Notes have an initial conversion price of approximately $51.24 per share of common stock, the conversion rate is subject to adjustment in certain circumstances. Therefore, we must determine if the only variables that could affect the settlement amount are inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

Below is an analysis of each provision included in the Notes that could result in an adjustment to the conversion rate of the Notes, to determine if the variables are considered fair value inputs.

•

Anti-Dilution Provisions (Article 10): The conversion rate will be adjusted upon the occurrence of certain events, including stock dividends or share splits, the issuance of rights, options or warrants, spin-offs or other distributed property, cash dividends or distributions, or tender offers or exchange offers. We will not make an adjustment to the conversion rate for any transaction described above (other than share split or share combination) if each holder of the Notes has the right to participate in such transaction at the same time and upon the same terms as holders of our common stock, and solely as a result of holding the Notes, without having to convert its Notes and as if it held a number of common shares equal to the applicable conversion rate multiplied by the principal amount of Notes held.

Although the guidance does not include a specific example related to our Notes, Example 17 (Variability Involving Various Underlyings) at ASC 815-40-55-42 details a similar scenario. In this scenario, the forward contract is considered indexed to the entity’s own stock based on the following evaluation:

•	Step 1. The instrument does not contain an exercise contingency. Proceed to Step 2.

•

Step 2. The only circumstances in which the settlement amount will not equal the difference between the fair value of 100 shares and $1,000 ($10 per share) are upon the occurrence of certain events. An implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed-for-fixed option.”

U.S. Securities and Exchange Commission

June 23, 2011

This example, which provisions mirror the anti-dilution provisions included in our Notes, concludes that these provisions do not preclude the instrument from being considered indexed to the company’s own stock.

•

Conversion Rate Adjustment if Holder Chooses to Convert during a Fundamental Change: The Notes are subject to repurchase by us at the option of the holders following a fundamental change (as further defined above). However, if a fundamental change occurs and a holder elects to convert its Notes, we will under certain circumstances, increase the applicable conversion rate for the Notes surrendered for conversion by a number of additional shares of common stock, based on the date on which the fundamental change occurs or becomes effective and the price paid per share of our common stock in the fundamental change as specified by a table in Article 10 of the Indenture. At our option, we will satisfy our conversion obligation with cash, shares of our common stock or a combination of cash and shares, unless the consideration for our common stock in any fundamental change is comprised entirely of cash, in which case the conversion will be paid in cash.

The table of conversion rate adjustments was determined such that the fair value of the additional shares would be expected to approximate the fair value of the convertible option at the date of the fundamental change.

As such, this adjustment is consistent with the provisions in Example 19 (Variability Involving Contingently Convertible Debt with a Market Price Trigger, Parity Provision and Merger Provision), which states at ASC 815-40-55-46 “…an acquisition for cash before the specified date is the only circumstance in which the settlement amount will not equal the difference between the fair value of 100 shares and a fixed strike price ($1,000 fixed par value of the debt). The settlement amount if the entity is acquired for cash before the specified date is equal to the sum of the fixed conversion ratio (100 shares per bond) and the make-whole shares. The number of make-whole shares is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares.” This example, which provisions mirror the fundamental change adjustment provisions included in our Notes, concludes that these provisions do not preclude the instrument from being considered indexed to the company’s own stock.

•

Conversion Rate Adjustment if Holder Chooses to Convert during a Fundamental Change (Maximum Conversion Rate): Further, this adjustment provision in our Notes also states that in no event will the conversion rate, as increased by the number of additional shares, exceed 27.3224 shares of common stock per $1,000 principal amount of Notes.

U.S. Securities and Exchange Commission

June 23, 2011

This adjustment is consistent with the provisions in Example 16 (Variability Involving Cap on Shares Issued), which states at ASC 815-40-55-41 that the entity “enters into a forward contract to sell a variable number of its common shares in 1 year for $1,000. If the entity’s stock price is equal to or less than $10 at maturity, the entity will issue 100 shares of its common stock to the counterparty. If the entity’s stock price is greater than $10 but equal to or less than $12 at maturity, the entity will issue a variable number of its common shares worth $1,000. Finally, if the share price is greater than $12 at maturity, the entity will issue 83.33 shares of its common stock. The forward contract is considered indexed to the entity’s own stock based on the following evaluation:

•	Step 1. The instrument does not contain an exercise contingency.

•

Step 2. The settlement amount will not equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed strike price ($1,000). Although the strike price to be received at settlement is fixed, the number of shares to be issued to the counterparty varies based on the entity’s stock price on the settlement date. Because the only variable that can affect the settlement amount is the entity’s stock price, which is an input to the fair value of a fixed-for-fixed forward contract on equity shares, the instrument is considered indexed to the entity’s own stock.”

This example, which provisions mirror the maximum conversion rate provisions included in our Notes, concludes that these provisions do not preclude the instrument from being considered indexed to the company’s own stock.

•

Voluntary Adjustments (Article 10): We may from time to time increase the conversion rate, to the extent permitted by law, by any amount for any period of time if the period is at least 20 business days and we provide 15 business days prior written notice of such increase. In addition, we may increase the conversion rate if the Board of Directors determines that such increase would avoid or diminish U.S. federal income tax to holders of the common stock in connection with a dividend or distribution.

As per ASC 815-40-15-7H, “some equity-linked financial instruments contain provisions that provide an entity with the ability to unilaterally modify the terms of the instrument at any time, provided that such modification benefits the counterparty. For example, the terms of a convertible debt instrument may explicitly permit the issuer to reduce the conversion price at any time to induce conversion of the instrument. For purposes of applying Step 2, such provisions do not affect the determination of whether an instrument (or embedded feature) is considered indexed to an entity’s own stock.

•

Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale: Upon recapitalization, reclassification or other changes to our common stock, the common stock will be converted, or exchanged, into the appropriate Unit of Reference Property, such that the terms will remain comparable to the terms prior to the event taking place.

This provision prevents dilution to the conversion option from the above events by requiring that the Note holders receive the same type of consideration that the common shareholders received in exchange for their shares. Therefore this provision follows the same logic as Example 17 above, and does not preclude the instrument from being indexed to the company’s own stock.

U.S. Securities and Exchange Commission

June 23, 2011

•

Adjustment due to Change in Shareholder Rights Plan: To the extent that a shareholder rights plan is in effect, if physical or combination settlement applies, the converting holder will receive any rights under such rights plan, unless prior to the conversion date, the rights have been separated from the common stock, in which case the conversion rate will be adjusted at the time of separation, as if we distributed to all shareholders.

The adjustment of the conversion rate occurs if the rights are separated from the common stock. The adjustment is calculated for this event consistently with the adjustments under the anti-dilution provisions. Therefore this provision follows the same logic as Example 17 above, and does not preclude the instrument from being indexed to the company’s own stock.

Based on the above analysis, we did not identify any contingent exercise provisions that would preclude the conversion features of our Notes from being considered indexed to the entity’s own stock. Further, the variables that could affect the settlement amount of our Notes are all inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Therefore, we concluded that the conversion feature of our Notes is considered indexed to our stock pursuant to ASC 815-40-15-7.

We then reviewed the conversion feature of our Notes to determine if it would be classified in stockholders’ equity if it were freestanding. As per ASC 815-40-25-1, “the initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that… contracts that require net cash settlement are assets or liabilities [and] contracts that require settlement in shares are equity instruments.” Further ASC 815-40-25-4 states “unless the economic substance indicates otherwise…contracts shall be initially classified as equity in both of the following situations:

•	Contracts that require physical settlement or net share settlement,

•

Contracts that give the entity a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 have been met.

As per ASC 815-40-25-39, “for purposes of evaluating under paragraph 815-15-25-1 whether an embedded derivative indexed to an entity’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).” Due to the additional provisions of our Notes (ie. conversion rate adjustments), our convertible debt instrument is not considered “conventional”, and therefore we must consider the criteria set forth in paragraphs 815-40-25-7 through 25-35 and 815-40-55-2 through 55-6.

U.S. Securities and Exchange Commission

June 23, 2011

Review of Additional Conditions Necessary for Equity Classification:

#	Guidance	Criteria	Review of our Notes
1	815-40-25-7	Contracts that include any provision that could require net cash settlement cannot be accounted for as equity of the entity, except in those limited circumstances in which holders of the underlying shares also would receive cash.	There are no provisions that require settlement upon conversion in cash. It is our right to determine the settlement type and our current intent and policy is to settle conversion through combination settlement with a specified dollar amount of $1,000. No issue noted that would preclude equity classification.

2	815-40-25-10a	The contract must permit the entity to settle in unregistered shares to be classified as equity.

There is no requirement in the indenture that we

settle in registered shares. However, we have

registered the common shares issuable on our Nasdaq listing.

ASC 815-40-25-16 provides that if delivery is of shares at settlement that are registered as of the inception of the derivative instrument and there are no further timely filing or registration requirements, the requirement that share delivery be within the Company’s control is met. Per discussions with our legal counsel, the conversion of the notes may be completed by the issuer pursuant to 3(a)(9) without a current prospectus, notwithstanding the fact that the underlying common shares were registered at the time of the registration of the notes. In our case, no additional consideration is required to be paid by the converting noteholder, the security is of the same issuer, and no compensation will be paid to any person to solicit the exchange, so the 3(a)(9) scope exemption is available, which excludes us from any further timely filing or registration statements requirements for purposes of meeting all the requirements under ASC 815-40. No issue noted that would preclude equity classification.

3	815-40-25-10b	The entity must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding to be classified as equity.	The Company has sufficient authorized and unissued shares. No issue noted that would preclude equity classification.

4	815-40-25-10c	The contract must contain an explicit limit on the number of shares to be delivered in a share	A provision in our Notes states that in no event will the conversion rate, as increased by the number of additional shares (during a conversion under a

U.S. Securities and Exchange Commission

June 23, 2011

		settlement to be classified as equity.	fundamental change), exceed 27.3224 shares of common stock per $1,000 principal amount of Notes. This ceiling on the conversion rate is also subject to adjustment for the anti-dilution events noted earlier. However as these events are within our control, there are no issues noted that would preclude equity classification.

5	815-40-25-10d	There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).	We are not required to make cash payments of the conversion feature upon such an event. We may elect to pay additional interest at an annual rate equal to 1% of the principal amount of Notes outstanding for the first 180 days after the occurrence of a reporting default, however this provision is elective. No issue noted that would preclude equity classification.

6	815-40-25-10e	There are no cash settled top-off or make-whole provisions. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.	There are no provisions related to supplemental cash payments required to compensate the holder for loss in liquidating their shares. No issue noted that would preclude equity classification.

7	815-40-25-10f	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	No such provisions noted. No issue noted that would preclude equity classification.

8	815-40-25-10g	There is no requirement in the contract to post collateral at any point or for any reason.	No such provisions noted. No issue noted that would preclude equity classification.

Based on the analysis in the above table, the conversion feature on our Notes should be classified as stockholders’ equity in accordance with ASC 815-40. Given that the conversion feature is indexed to our stock and classified in stockholders’ equity, the conversion option qualifies for the scope exclusion at ASC 815-10-15-74 and would not be required to be bifurcated from the debt host contract. Therefore the conversion feature does not need to be bifurcated from the debt host and separately accounted for as a derivative. We will continue to monitor these conditions at each reporting date to ensure equity classification remains appropriate.

U.S. Securities and Exchange Commission

June 23, 2011

In addition, in connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

U.S. Securities and Exchange Commission

June 23, 2011

Please contact me at (206) 219-1090 if you have any further questions regarding this filing. Thank you for your attention to this matter.

Sincerely,

/s/ Gregory R. Cox

Gregory R. Cox
Vice President, Finance
Principal Accounting Officer